

May 22, 2013

<u>Via E-mail</u>
Mr. Larry K. Harvey
Executive Vice President, Chief Financial Officer
Host Hotels & Resorts, Inc.
Host Hotels & Resorts, L.P.
6903 Rockledge Drive, Suite 1500
Bethesda, Maryland 20817

> **Re: Host Hotels & Resorts, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed on February 25, 2013**
> **File No. 001-14625**
>
> **Host Hotels & Resorts, L.P.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed on February 25, 2013**
> **File No. 333-55807**

Dear Mr. Harvey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2012</u>

<u>Item 1. Business, page 1</u>

<u>Our Hotel Properties, page 8</u>

1) We note your disclosure that your hotels are primarily classified as upper upscale and luxury. In future Exchange Act reports, please expand your disclosure to also provide a portfolio breakdown based on such classifications.

Management's Discussion and Analysis of Financial Condition…, page 42

Results of Operations, page 51

2) We note your disclosure on page 25 that you expect to generate an increasing portion of your revenues and expenses in foreign currencies. Additionally we note that revenues in foreign currencies represented 5% of your total revenues in 2012. In future filings, please provide a more robust discussion in your Management's Discussion and Analysis of the effects foreign currencies have on your operations. Specifically, please disclose the currencies that have the greatest effect on your operations and quantify the effects each had for each of the years presented.

Equity/Capital Transactions, page 65

3) We note your disclosure regarding your "at-the-market" offerings. In future Exchange Act reports, please also disclose the use of the proceeds received in connection with these issuances.

Critical Accounting Policies, page 76

4) We note your disclosure that no other than temporary impairment was recorded in 2012 related to your equity method investments. Please tell us how the difficulties servicing sovereign debt experienced at properties in several European Union member states held through your European joint venture were considered in your impairment analysis.

Reporting Periods, page 82

5) Please tell us what consideration management gave to filing an Item 5.03 Form 8-K to report the change in your fiscal year-end.

Financial Statements

Consolidated Statements of Cash Flows, page 103

6) We note you have international operations. Please tell us how you have complied with the guidance set forth in ASC 830-230-45-1 as it relates to your cash flow presentation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein, Attorney Advisor, at (202) 551-3789 or Erin Martin, Attorney Advisor at (202) 551-3391 with regard to legal comments.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief